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                                                                  Exhibit (d)(2)

                           SPECIAL EDITION, AUGUST 13, 1997

FIREMAN'S FUND ACQUIRES CROP GROWERS CORPORATION
COMPLETING MAJOR MOVE INTO AGRICULTURAL INSURANCE
Fireman's Fund today completed its previously announced merger with Crop Growers Corporation by which Fireman's Fund acquired all of Crop Growers outstanding common shares for approximately $80 million in cash. Prior to today's acquisition, Fireman's Fund had held common and preferred stock which together accounted for 29.6 percent of Crop Growers' outstanding voting shares on an as-converted basis.

"This merger marks a major milestone for Fireman's Fund which during the 19th century pioneered coverage for standing grain, the forerunner to today's crop insurance policy," said JOHN MEUSCHKE, SVP and head of Fireman's Fund AgriBusiness. "Today's purchase send a resounding signal that Fireman's Fund intends to become the provider of choice for America's agriculture community as we expand an already bountiful mix of ag coverage for American farmers, ranchers and the world's leading agricultural producers."

Fireman's Fund is a major insurer of farmowners business throughout the Western U.S., is expanding this coverage into selected Midwestern states and had been increasing its commitment to crop insurance through a strategic alliance with Crop Growers during the past three years. "This merger will sharpen our appetite for agricultural risk and allow us to expand via Crop Growers and its distribution network," said Meuschke.

Crop Growers will be operated as a stand-alone subsidiary of Fireman's Fund. LARRY MARTINEZ, the CEO of Crop Growers, will report to Meuschke. In 1996 Crop Growers was the second largest servicer of multi-peril crop insurance and crop hail coverage in the nation with an agency network of over 7,000 agents writing business in over 40 states. Crop Growers currently has 350 employees in seven regional offices across the U.S.

"The merger is a practical example of how Fireman's Fund is adapting our corporate culture to match customer needs," said TOM ROWE, CID president, "When our agricultural customers told us they wanted more and better coverage for farm and field, we conducted a special study and uncovered new vistas of opportunity, proving again that the customer was right. That kind of result is possible only in a customer-focused culture."

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